EXHIBIT 15

                             PROPERTY LOCATIONS MAPS



         MAP 1   -   TUMI RESOURCES MEXICAN PROJECTS

         MAP 2   -   GEOLOGICAL PROVINCES OF SWEDEN

         MAP 3   -   MINERAL APPLICATIONS BERGSLAGEN DISTRICT, SWEDEN








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                     MAP 1 - TUMI RESOURCES MEXICAN PROJECTS

                       [GRAPHIC OMITTED][GRAPHIC OMITTED]

                               Omitted Graphic

      Showing location of La Trini Property and the cities of Mexico City,
                         Puerto Vallarta, and Matzalan

          Also shows location of San Manuel, Los Tamales, Agua Calient,
                        Phoenix and Batamote properties

                            View PDF of Exhibit 15.1


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                     MAP 2 - GEOLOGICAL PROVINCES OF SWEDEN


                       [GRAPHIC OMITTED][GRAPHIC OMITTED]

                               Omitted Graphic

        Shows the Phanerozic Cover, Caledonides, Sveconorwegian Orogen,
                 Bergslagen District, and Svecokarelian Orogen

         Also shows the locations of Skelleftea, Falun, Hallefors, Sala and Stockholm, Sweden


                            View PDF of Exhibit 15.1


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            MAP 3 - MINERAL APPLICATIONS BERGSLAGEN DISTRICT, SWEDEN


                       [GRAPHIC OMITTED][GRAPHIC OMITTED]

                               Omitted Graphic

                Shows the location of Sala, Svardsjo, Hallefors,
           Lovasens & Skalbo, Kalvbacken & Tomtebo, Oster Silverberg,
              Hornkullen, Kobergs, Vitturn and Jugansbo Properties

                            View PDF of Exhibit 15.1




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